May 3, 2023

To AbbVie Stockholders:

Zevin Asset Management, Dana Investment Advisors, Miller Howard Investments, and the Dominican Sisters of Springfield, Illinois invite stockholders to read our rationale and vote FOR Item 7 at the AbbVie stockholder meeting on May 5, 2023.

The proposal asks AbbVie to prepare an annual report on its lobbying.

Resolved, the stockholders of AbbVie request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by AbbVie used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	AbbVie’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4.	Description of management and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

The proposal is part of an ongoing investor effort seeking greater corporate political spending disclosure. Influence on public policy through outcomes poses risks to shareholders without transparency and accountability. Without a clear system ensuring alignment and accountability, corporate assets can be used to promote public policy objectives which (a) may not be clearly reflective of investor interests, (b) may be at odds with other corporate values, and/or (c) may jeopardize AbbVie’s reputation and credibility to the detriment of shareholder value.

We believe AbbVie should make a commitment to corporate political responsibility by increasing its lobbying disclosure, including all of its third-party spending to influence public policy.

This memo outlines the business case for supporting this proposal via four key points:

•	Reputation is an important component of stockholder value;
•	AbbVie’s current lobbying disclosures are inadequate;
•	Dark money spending through trade associations (TA) and social welfare groups (SWG) presents unknown risks; and
•	Disclosure of this information should not be burdensome for AbbVie as it is already tracking its spending.

Corporate reputation is an important component of stockholder value

AbbVie's failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage. Corporate reputation has a significant impact on shareholder value. Our company recognizes this in its Code of Business Conduct where "protecting, enhancing or preserving" AbbVie's reputation is mentioned five times.1 Clearly, corporate reputation has significant impact on shareholder value.

•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[2] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[3]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[4]

Disclosure Gaps - AbbVie Investors Need a Lobbying Report

•	Information on AbbVie’s federal, state and international lobbying spending is difficult to obtain, limited and non-consolidated. AbbVie fails to provide a comprehensive lobbying report that provides relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. AbbVie has a broad lobbying footprint through its federal and state lobbying in the United States, and internationally, which presents informational gaps.

Federal Lobbying – AbbVie Spends Millions Each Year

•	AbbVie spent $63,850,000 on federal lobbying from 2013-2022, and $15,200,000 in 2021 and 2022 alone.
•	AbbVie’s lobbying spending has reportedly increased. AbbVie spent nearly $4 million on lobbying in the first three months of 2022, which was more than any other drugmaker spent in the same period.[5]
•	AbbVie’s lobbying “to kill lower drug prices during pandemic” attracted negative scrutiny.[6]
•	AbbVie fails to disclose these amounts to shareholders as requested, which presents materials risk to the company.

State Lobbying – Information on AbbVie’s Spending is Difficult to Obtain

•	Obtaining comprehensive information on lobbying at the state level is described by one expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information at many states.[7]
•	AbbVie fails to provide any details of its state lobbying expenditures as requested by the proposal.

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1 https://www.abbvie.com/content/dam/abbvie-dotcom/uploads/PDFs/COBC/cobc_English.pdf.

2 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

3 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf.

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

5 “AbbVie dramatically boosts its spending on lobbying,” STAT News, May 19, 2022, at: https://www.statnews.com/2022/05/19/abbvie-dramatically-ups-spending-lobbying/.

6 “Big Pharma Has Spent $147 Million to Kill Lower Drug Prices During Pandemic,” Common Dreams, July 13, 2022, at: https://www.commondreams.org/news/2022/07/13/big-pharma-has-spent-147-million-kill-lower-drug-prices-during-pandemic.

7 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push," Reuters, May 13, 2015, at: https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

•	AbbVie’s state-level lobbying spending is likely significant, lobby in at least 20 states in recent years.[8] In California, AbbVie spent $2.5 million from 2013 – 2022 on lobbying.[9]

International Lobbying – How Big Pharma Games “Evergreening”

•	AbbVie also lobbies abroad, reportedly spending between €1,000,000 – 1,249,999 on lobbying in Europe for 2022.[10]
•	AbbVie is also a member of European trade associations that lobby, for example, serving on the boards of the Association of the British Pharmaceutical Industry[11] and the European Federation of Pharmaceutical Industries and Associations (EFPIA).[12]
•	EFPIA’s lobbying tactics to keep drug prices high through “evergreening”, including through patents, market exclusivity and data protection to protect patents like AbbVie's Humira, have drawn media attention.
•	“Gaming the system is so common that it even has a name: Evergreening. It can add billions of euros to pharmaceutical companies’ balance sheets, and cost EU countries significantly in missed savings.”[13]

The Company We Keep: AbbVie Fails to Provide Comprehensive Dark Money Disclosure

•	Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations or social welfare groups. While corporate donations to politicians and traditional PACs have strict limits, their payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. This means companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.
•	Undisclosed company payments to trade associations and social welfare groups may be “at least double what is being reported.”[14] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spots: Hidden Chamber Lobbying, At Least 9 Missing Trade Associations and Disclosure Lags Peers

•	AbbVie’s disclosures of its participation and memberships in Trade Associations is limited, lacking detail with respect to amounts spent, alignment with corporate priorities, and process and engagement.
•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[15]

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8 https://www.followthemoney.org/entity-details?eid=18929519.

9 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1354351&view=activity&session=2021.

10 https://ec.europa.eu/transparencyregister/public/consultation/displaylobbyist.do?id=934069612666-51.

11 https://www.abpi.org.uk/about-the-abpi/abpi-board/.

12 https://www.efpia.eu/about-us/who-we-are/.

13 “How Big Pharma games the system — and keeps drugs prices high,” Politico, April 11, 2023, at: https://www.politico.eu/article/big-pharma-health-care-european-commission-games-the-system-and-keeps-drugs-prices-high/.

14 “Business Group Spending on Lobbying in Washington at Least Double What's Publicly Reported," The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

15 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

•	AbbVie stockholders face a trade association blind spot, as AbbVie fails to disclose a closed top limit for its trade association payments. Its 2023 trade association disclosure notes AbbVie belonged to the Chamber of Commerce, which received more than $500,000 in dues with 35 percent of that used for lobbying. This disclosure presents a vague statement that does not clearly state whether this disclosure captures any payments in addition to dues made to trade associations and what portion of those payments are designated for lobbying.
•	AbbVie also lists memberships in Massachusetts Biology Council and California Life Sciences. Yet AbbVie’s disclosure leaves out at least nine other major trade associations memberships that lobby, including the Alliance to Modernize Prescribing Information, BIO New Jersey, the Healthcare Distribution Alliance, the HR Policy Association, Healthcare Institute of New Jersey, Illinois Biotechnology Innovation Organization, Life Sciences Pennsylvania, Personalized Medicine Coalition and Texas Healthcare & Bioscience Institute.[16] What other memberships is AbbVie failing to disclose?
•	AbbVie’s disclosure lags many of its peer group members which disclose their trade association payments used for lobbying, including Amgen, Bristol-Myers Squibb, Gilead Sciences, Merck and Pfizer.

Trade Association Lobbying Misalignments Create Reputational Risk

•	We believe AbbVie’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts AbbVie’s public position, including on affordable medicine, public health, worker safety and climate. For example:
[o]	AbbVie states it supports more affordable medicines yet has drawn congressional scrutiny for hiking drug prices[17] and media attention for funding dark money “ads attacking prescription drug bill — after hiking prices up to 470%.”[18]
[o]	AbbVie’s lobbying “to kill lower drug prices during pandemic” attracted negative scrutiny.[19]

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16 Alliance to Modernize Prescribing Information, https://modernizeprescribinginfo.com/about-us/; BIO New Jersey, https://bionj.org/member-directory/; the Healthcare Distribution Alliance, https://www.hda.org/join-hda/manufacturer-membership/#members; the HR Policy Association, https://www.hrpolicy.org/about-us/leadership/board-of-directors/; Healthcare Institute of New Jersey, https://hinj.org/about-hinj/hinj-member-companies/; Illinois Biotechnology Innovation Organization, https://bionj.org/member-directory/; Life Sciences Pennsylvania, https://lifesciencespa.org/membership/member-directory/; Personalized Medicine Coalition, https://www.personalizedmedicinecoalition.org/Members/Current_Members; and Texas Healthcare & Bioscience Institute, https://www.thbi.com/membership.

17 https://oversight.house.gov/sites/democrats.oversight.house.gov/files/Committee%20on%20Oversight%20and%20Reform%20-%20AbbVie%20Staff%20Report.pdf.

18 Pharma giant AbbVie funds ads attacking prescription drug bill — after hiking prices up to 470%, Salon, May 26, 2021, at: https://www.salon.com/2021/05/26/pharma-giant-abbvie-funds-ads-attacking-prescription-drug-bill--after-hiking-prices-up-to-470/.

19 Big Pharma Has Spent $147 Million to Kill Lower Drug Prices During Pandemic, Common Dreams, July 13, 2022, at: https://www.commondreams.org/news/2022/07/13/big-pharma-has-spent-147-million-kill-lower-drug-prices-during-pandemic.

o	AbbVie is committed to advancing patient health and well-being, yet the Chamber has worked to block global antismoking laws.[20]
o	AbbVie is committed to in mitigating climate change risk,[21] yet the Chamber of Commerce undermined the Paris climate accord.[22]
•	This track record of AbbVie’s trade associations acting in contrast to the Company’s stated values and positions heightens its reputational risk. Without more comprehensive disclosure, stockholders cannot determine whether AbbVie is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and stockholders’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”; AbbVie Gave Nonprofits Over $300 Million in 2018

•	AbbVie’s disclosure notably leaves out 501(c)(4) social welfare groups (SWGs), entities that can engage in lobbying.
•	FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[23]
•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[24]
•	AbbVie reportedly gave nonprofits over $300 million in 2018.[25] It is unclear whether this includes SWGs, as AbbVie fails to disclose these payments.
•	“Phony Grassroots” Campaigns - There are multiple examples of pharmaceutical industry’s involvement in campaigns that solicit criticism from SWGs to create the impression of a broad-based support for positions. A special report[26] by Reuters found the pharmaceutical industry was waging a stealth campaign against a drug-pricing research organization, the Institute for Clinical and Economic Review, to undermine its credibility through proxies, including veterans’ groups and organizations that claim to advocate for patients but had ties to the pharmaceutical industry. Two such groups – the Partnership to Improve Patient Care (PIPC) and Value our Health – were led by employees of Thorn Run Partners, a Washington-based lobbying and public relations firm that counted nearly a dozen drugmakers as clients. AbbVie used Thorn Run as recently as 2017.[27]

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20 “U.S. Chamber Works Globally to Fight Antismoking Measures,” New York Times, June 30, 2015, https://www.nytimes.com/2015/07/01/business/international/us-chamber-works-globally-to-fight-antismoking-measures.html.

21 https://www.abbvie.com/who-we-are/our-stories/why-delivering-science-based-targets-are-key-to-sustainable-grow.html.

22 “Paris Pullout Pits Chamber Against Some of Its Biggest Members,” Bloomberg, June 9, 2017, at: https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members.

23 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

24 FirstEnergy to pay $230M in agreement in Ohio bribery case, AP, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

25 AbbVie, Bristol-Myers Among Patient Advocacy Groups’ Big Backers, Bloomberg, Oct, 8, 2019, at: https://about.bgov.com/news/abbvie-bristol-myers-among-patient-advocacy-groups-big-backers/.

26 “Special Report: Big Pharma wages stealth war on drug price watchdog,” Reuters, Sept. 11. 2020, at: https://www.reuters.com/article/us-usa-drugpricing-lobbying-special-repo-idUSKBN2621IQ.

27 Groups That Have Retained Thorn Run Partners in 2017, OpenSecrets, at: https://www.opensecrets.org/federal-lobbying/firms/summary?cycle=2017&id=D000063712.

•	AbbVie is a member of the Alliance for Patient Access (AfPA),[28] a 501(c)(4) SWG that engages in
•	drugmakers’ message.”[29] Its money comes from more than three dozen associate members and financial supporters, which include several of the largest pharmaceutical companies.
•	AfPA more recently ran ads in West Virginia pressuring Senator Manchin to oppose drug pricing reforms.[30]
•	AbbVie is also a member of the Alliance for a Stronger FDA,[31] which spent $245,000 on federal lobbying in 2022.
•	What other social welfare memberships are AbbVie failing to disclose?

AbbVie’s Trade Association Ties to American Legislative Exchange Council

•	AbbVie does not belong to the American Legislative Exchange Council. However, AbbVie is represented at ALEC by its trade associations as the Chamber is a member, serving on ALEC’s Private Enterprise Advisory Council.[32]
•	ALEC has been attacking “woke capitalism”[33] It has drafted two “anti-ESG” model legislation bills.[34] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[35] as well as promoting voter suppression[36] and critical race theory.[37]

AbbVie’s Opposition Statement is Inadequate

•	AbbVie claims it “has long been recognized as a leader for robust disclosures related to political and lobbying activities, and we made significant additions to these disclosures in 2022 and 2023.”
o	However, this argument is misleading since the Company’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.
o	To our knowledge, AbbVie has not received any recognition as a leader in lobbying disclosure, which this proposal requests.
o	The Company conflates political and lobbying spending disclosures in its Opposition Statement and implies that both issues are covered in the ranking.

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28 https://admin.allianceforpatientaccess.org/wp-content/uploads/2020/02/AfPADonorsJanuary2020-1.pdf.

29 “Group with consumer-friendly vibe pushes drugmakers’ message,” AP News, March 18, 2019, at: https://apnews.com/article/7c8d0728c38345cd8dfc0fe1abd456ae.

30 “Big Pharma Is Pressuring Joe Manchin to Oppose Drug Pricing Reforms,” Jacobin, May 24, 2022, at: https://jacobin.com/2022/05/big-pharma-joe-manchin-drug-pricing-reforms/.

31 https://www.strengthenfda.org/members.

32 https://www.alec.org/group/private-enterprise-advisory-council-2/

33 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

34 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

35 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

36 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

37 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

o	The fact that AbbVie touts being ranked as a trendsetter on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that AbbVie could, in fact, become a leader in lobbying disclosure as well.
•	AbbVie claims it “does not currently contribute funds intended for use in elections to tax-exempt organizations under Section 501(c)(4) of the Internal Revenue Code, as disclosed on our website. If such a contribution were made, it would be enumerated in AbbVie’s reports on other corporate political contributions.”
o	However, this argument is misleading since the proposal does not request 501(c)(4) payments used for political contributions. It is asking for AbbVie’s payments to 501(c)(4)s which can be used for lobbying. AbbVie is not disclosing its payments to SWGs that can be used for lobbying, as requested.
o	Best practice would be for AbbVie to commit to disclose any payments to 501(c)(4) SWGs, including breaking out any portions used for lobbying.
•	Finally, AbbVie claims “additional requests in the proposal are unnecessary, would not add value, or are not feasible.”
o	We disagree. As noted, AbbVie lags many of its peers that are disclosing their trade associations payments and the amounts used for lobbying.
o	AbbVie is required to report on its federal and state lobbying, knows what its pays trade associations and social welfare groups, and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

Conclusion

The well-documented reputational risks of AbbVie’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If AbbVie has nothing to hide, transparent disclosure will simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and AbbVie’s best interests, which can be protective of our investment now and in the future.

For all of the above reasons, we urge stockholders to vote FOR Item 7, the stockholder proposal requesting a report on the Company’s lobbying expenditures. If you have any questions, please contact Marcela Pinilla at marcela@zevin.com.

Sincerely,

Marcela Pinilla

Director of Sustainable Investing

Zevin Asset Management

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; you should vote your proxy in accordance with the instructions in AbbVie’s proxy statement.